Interpublic Group 1114 Avenue of the Americas New York, NY 10036
(212) 704-1200 www.interpublic.com

December 18, 2009

VIA FAX AND EDGAR TRANSMISSION

Mr. Cecilia Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	The Interpublic Group of Companies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 1-06686

Dear Ms. Blye:

By letter dated November 13, 2009, you provided certain comments on the annual report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company” or “we”) for the year ended December 31, 2008 (the “2008 Form 10-K”).  This letter sets forth our responses to these comments.  For convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

1.           You state on pages 4 and 82 that you derive revenues from Latin America, a regional reference generally understood to include Cuba.  Further, you state on pages 3 and 56 that you have acquired the majority position in the Middle East Communication Network, the premier marketing services management company in the Middle East, a regional reference generally understood to encompass Iran, Sudan, and Syria.  In addition, we note in the “Company Finder” section of your website that four of your companies, Lowe Worldwide, McCann Erickson Worldwide, Momentum Worldwide and UM, have offices in Damascus, Syria.  Cuba, Iran, Sudan, and Syria are identified by the State Department as State sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, or Syria.  Please describe to us the nature and extent of your past, current, and anticipated operation in, or other contacts with, Cuba, Iran, Sudan and Syria, whether through subsidiaries, agencies, or other direct or indirect arrangements.  Your response should describe any services you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

The Company (together with its consolidated subsidiaries, “Interpublic”) does not currently have subsidiaries, assets or operations in Cuba, Iran or Sudan, and does not anticipate doing so.  Based on the data available to the Company, we have not had subsidiaries, assets or operations in these countries during 2008, 2007 or 2006.  We have not reviewed data for prior periods, but we believe that Interpublic has not operated in these countries for many years, if it ever did.

Since July 28, 2008, we have owned 51% of the shares of Middle East Communication Network Holding Company WLL (“MCN”), a Bahrain corporation.  MCN has three Syrian subsidiaries (the “Syrian Subs”).  Since that date, MCN and the Syrian Subs have been fully consolidated in Interpublic’s financial statements, with the interest of minority investors included as non-controlling interest.  Prior to July 28, 2008, we had a 19% interest in MCN, which we accounted for at cost, so financial information for MCN was not consolidated in Interpublic’s financial statements.  The references in our “Company Finder” to offices in Syria are to the Syrian Subs, which use several Interpublic brand names, as referenced in the Company Finder.  Information on our revenues, assets and liabilities relating to the Syrian Subs is included in response to comment 2 below.

The Syrian Subs provide local advertising services, to both multinational and local companies.  They do not provide services to the Syrian government or, to our knowledge, to Syrian government-controlled entities.  In the past, MCN also licensed certain trade names to Iranian advertising agencies, but it ceased doing so before we acquired majority control.

2.           Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amount of revenues, assets, and liabilities associated with Cuba, Iran, Sudan and Syria for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

We have reviewed the geographic breakdown of our consolidated assets and liabilities at December 31, 2008 and 2007 and November 30, 2009 and our consolidated revenues for the years ended December 31, 2008, 2007 and 2006 and the eleven months ended November 30, 2009.  Based on that review, we had no assets, liabilities or revenues in Cuba, Iran or Sudan.

Since July 28, 2008, MCN and the Syrian Subs have been fully consolidated in Interpublic’s financial statements.  Prior to July 28, 2008, financial information for MCN was not consolidated in Interpublic’s financial statements. The assets and liabilities attributable to the Syrian Subs were $6.2 million and $4.5 million, respectively, at December 31, 2008 and $8.3 million and $3.4 million, respectively, at November 30, 2009.  At December 31, 2008, Interpublic’s consolidated assets were $12,125.2 million and its consolidated liabilities were $9,649.6 million.  The assets and liabilities attributable to the Syrian Subs are less than 0.07% of Interpublic’s consolidated assets and liabilities at both dates.  Interpublic’s revenues attributable to the Syrian Subs were $630 thousand for the year ended December 31, 2008 (reflecting results for the five months subsequent to the acquisition of a majority interest in MCN) and $1.4 million for the eleven months ended November 30, 2009.  Interpublic’s consolidated revenues for the year ended December 31, 2008 were $6,962.7 million.  The revenues attributable to the Syrian Subs are less than 0.03% of Interpublic’s consolidated revenues for the respective periods.

We believe these amounts are quantitatively immaterial.  We have also considered the qualitative factors that a reasonable investor might consider important, and we are mindful of the investor sentiment to which you refer in your letter.  Based on our consideration of both quantitative and qualitative factors, we believe that our activities in Syria are not material to investors, and that they are highly unlikely to give rise to any adverse investor reaction, because of the extremely limited extent of those activities, the nature of the services we provide and the nature of the customers involved.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 2008 From 10-K; that comments of the Commission staff or change to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K; and that the Company may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 212-704-1343 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2414.

Sincerely,

      /s/ Nicholas J. Camera
Nicholas J. Camera
Senior Vice President,
General Counsel and Secretary

cc:           Pradip Bhaumik
Special Counsel, Office of Global Security Risk
Securities and Exchange Commission

Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP